Tel Aviv, August 24, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1, Amendment No. 4
Filed July 22, 2010
File No. 333-162088

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated August 3, 2010, relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated August 3, 2010, have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein by not otherwise defined shall have the meanings ascribed to them in Amendment No. 5 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

General

1.
We note that your shares are listed on the Tel Aviv Stock Exchange and that you intend to conduct this offering in Israel. Please explain why you are registering this offering in the United States, whether you are registering the offering in Israel and what materials you are distributing to potential investors.

The Company advises the Staff that based on Tel Aviv Stock Exchange policy, the shares issued in a public offering in Israel of a company incorporated in the U.S. or of a company whose shares are listed on a U.S. exchange, will not be listed for trade on Tel Aviv Stock Exchange ("TASE") unless the offering is registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended, or exempt from registration pursuant to Regulation S, Category 1. Since the Company, as a domestic company, cannot meet the requirement of Regulation S, Category 1 for equity offerings (as opposed to any other dual-listed Israeli company listed on TASE and on a U.S exchange that can meet the requirements as a foreign private issuer), every public offering of equity by the Company in Israel must be also registered in the U.S.

The Company further advises the Staff that the offering is also registered with the Israeli Securities Authority (the “ISA”). The Company has filed a shelf prospectus in Hebrew with the ISA and prior to the offering shall file a shelf offering report in Hebrew with the ISA (together, the "Israeli Prospectus"). The Israeli Prospectus will be distributed only to non-U.S. investors and the U.S. prospectus will be distributed only to U.S. investors. The Company has revised the Registration Statement to refer non-U.S. investors to the Israeli Prospectus. The Company will include a similar statement in the shelf offering report referring U.S. investors to the U.S. prospectus. The Company shall request, and shall ask the distributor in Israel to undertake to request, potential investors to whom a prospectus is delivered to declare whether such investors are U.S. persons (as such term is defined in Rule 902 of Regulation S).

2.
We note your statements that the institutional investors will make their bid prior to the effectiveness of the registration statement. Additionally, we note your response to comment 3 that prior to effectiveness, the registration statement will include the price range, the number of units being offered, the number of shares underlying each unit, the number of Series 3 warrants underlying each unit and the number of Series 4 warrants underlying each unit prior to effectiveness, Please confirm that this information will be included in the prospectus before the institutional investors may make early bids.

The Company advises the Staff that following further consultation, the Company has determined not to open the offering for early institutional investor bids. The Company has revised the Registration Statement to remove references to early institutional bids.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
August 24, 2010

3.
We note your response to comment 2 that you will provide the same information to institutional investors and to the other investors. This response conflicts with the following information contained in your prospectus:

-
On page 71, you state that the exercise price of the warrants will be announced at least five TASE trading hours before the auction. It appears that this occurs after the early bids are submitted and therefore the early bidders would not have access to this information; and

-
On page 73, you state that summary data with respect to the early bids will be announced and therefore the other bidders will know the identities of the early bidders, whether the early bidders are affiliated with you and the number units and price that each early bidder requested.

Please explain the discrepancy.

The Company advises the Staff that following further consultation, the Company has determined not to open the offering for early institutional investor bids. The Company has revised the Registration Statement to remove references to early institutional bids.

4.
We note your response to comments 3 and 4. Please clarify whether the price range, the number of shares underlying each unit, the number of Series 3 warrants underlying each unit and the number of Series 4 warrants underlying each unit will be included in the pre-effective prospectus used in marketing this offering and that the early bidders will have this information before they submit their early bids.

The Company confirms that the price range, the number of shares underlying each unit, the number of Series 3 warrants underlying each unit and the number of Series 4 warrants underlying each unit will be included in the pre-effective prospectus used in marketing this offering. The Company has revised the Registration Statement to remove conflicting statements.

5.
We note your response to comments 6 and 17 that reconfirmation of bids is not necessary and the bids are irrevocable. Given the nature of the offering, we have determined that reconfirmation of all bids, early bids and bids submitted after effectiveness, is necessary for the offering to be registered in the United States. Please revise the description of your offering to clarify that all bids will be reconfirmed once the price is established.

As discussed with the Staff on August 18, 2010, the Company advises the Staff that reconfirmation of bids is not feasible. Not only there is no system in Israel that technically can facilitate this process but also the finalization of the auction and determination of the price is customarily done following business hours in Israel. Furthermore, the determination of the offering price, allocation of units and all other related procedures associated with the auction are regulated by the rules of the ISA that the Company must strictly follow.

The Company further advised the Staff that during the period in which the authorized entities collect bids by the potential investors, such potential investors can withdraw or amend their bids. The Israeli offering is structured in a way that the finalization of the offering process (the opening of the envelops and determination of the offering results) takes place only a few hours following the termination of the period in which bids can be submitted to the authorized entities.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
August 24, 2010

In addition, the Company further advises the Staff as follows:

(i)
The listing of the shares of common stock and warrants for trade on TASE is a condition to the offering. The Company has revised the Registration Statement to add additional references to the listing of the offered securities on TASE. In general, each company having securities listed for trading on TASE must comply with each of the following TASE continued listing requirements:

(a)	Public float value of the company's shares is no less than NIS 5 million.

(b)
Public float rate of the company's shares is no less than 15% of the share capital of the company. This requirement applies if the public float value of the company's shares is less than NIS 15 million.

(c)
The company's equity, in any of its last four successive financial statements, is no less than NIS 2 million. This requirement applies only if the public float value in the company's shares is less than NIS 24 million.

(ii)
The offering will be conditioned on the sale of a minimum number of units. The Company anticipates that such minimum number of units will reflect 25% of the maximum number of units offered. As required by Israeli rules, the consideration of the offering will be deposited in a special escrow account of the offering coordinator and such consideration will be released to the Company only in exchange for the issuance of the shares and warrants. The deposit of the funds in the escrow account by the authorized entities will be done only following the announcement by the Company of the offering results. In the event the offering is cancelled, no funds will be deposited by the authorized entities.

(iii)
The Company will engage in Israel a distributor that will assist the Company in its marketing effort to allow efficient distribution of the securities offered in the offering. Under ISA regulations, the following entities can act as distributors in connection with public offerings in Israel: (i) entities that qualify to act as underwriters under ISA regulations; (ii) TASE members; or (iii) certain entities (such as banks) registered under the Israeli Banking Law (Registration) of 1981.

6.	In light of your response to our prior comment 7, please add a risk factor disclosing that there are no suitability protections akin to NASD Rule 2310 for customers purchasing the units.

In response to the Staff comment, the Company has revised the Registration Statement to add the requested risk factor.

Mr. Jeffrey P. Riedler
Securities and Exchange Commission
August 24, 2010

The Auction Process, page 73

7.	We note your response to comment 12. Please file an English translation of your agreement with the offering coordinator as an exhibit to the registration statement.

The Company advises the Staff that an English translation of the agreement with the offering coordinator will be filed as an exhibit to the Registration Statement.

8.
We note your response to our prior comment 13 clarifies that the early bids that may be submitted by institutional investors are offers. Because you will receive conditional offers please revise your registration statement to ensure you provide appropriate safeguards to ensure compliance with Section 5. In this regard, you will need to provide withdrawal rights and ensure you have not received consideration prior to acceptance of any conditional offer. See Compliance and Disclosure Interpretation Question 139.26 under Securities Act Section 5.

The Company advises the Staff that following further consultation, the Company has determined not to open the offering for early institutional investor bids. The Company has revised the Registration Statement to remove references to early institutional bids.

9.
We note your response to our prior comment 14. The size of an offering cannot be increased by post effective amendment. Assuming you meet the requirements, you may be able to increase the size of your offering by filing a new registration statement pursuant to Rule 462(b). Please confirm that if you do not meet the requirements of Rule 462(b) that you will file a new registration statement and that the new registration statement will not incorporate by reference to the initial registration statement and will not be effective automatically when filed.

The Company acknowledged the Staff's comment. In light of the fact that the offering is also registered with the ISA, in the event the Company does not meet the requirements of Rule 462(b) (i.e., the necessary increase of the size of the offering is not allowed by Rule 462(b)), the Company shall cancel the offering.

* * * * *

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479. Please further note that Mr. Uri Danon is the current Chief Executive Officer of the Company.

Sincerely,

       /s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.